UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  X Form 10-Q _Form N-SAR

For the Period Ended: March 31, 1996

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: Restor Industries, Inc.

Former Name if Applicable:

Address of Principal Executive Office

(Street and Number):          4501 Vineland Road
(City, State and Zip Code):   Orlando, FL  32811


PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (x)


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10Q for March 31, 1996 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required related to numerous accounting issues resulting from the acquisition of Comtech Sunrise, Inc.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (407)            843-7031
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quntitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's first quarter 1996 financial results were significantly improved over the comparable periods in 1995. Please refer to the Company's May 8, 1996 press release attached hereto that discusses the improvement in results and discloses selected financial data.

[GRAPHIC OMITTED]RESTOR                                     NEWS RELEASE
                 INDUSTRIES, INC.

                        SUMMARY: RESTOR INDUSTRIES, INC. REPORTS FIRST QUARTER FINANCIAL RESULTS

                        CONTACT: Steven A. Odom Chairman & CEO Hensley E. West President & COO
                                           Mark A. Gergel  Vice President & CFO
                                           (407) 843-7031
FOR IMMEDIATE RELEASE

ORLANDO, FLORIDA -- MAY 8, 1996 -- RESTOR INDUSTRIES, INC. (NASDAQ:REST), announced today that its first quarter 1996 revenues were $12,393,245, a 168 percent increase over the $4,619,655 in revenues during the comparable 1995 period. For the three months ended March 31, 1996, the Company realized net income of $1,210,318 or $.09 per share versus net income of $10,766 in the first quarter of 1995.

Steven A. Odom, Chairman and Chief Executive Officer, said "The approximately $7.8 million increase in revenues and the significant improvement in net income over the first quarter of 1995 relate primarily to the performance of the Company's three recent business acquisitions and the shipment of approximately $3.5 million in DSC access products under a new distribution agreement entered into with DSC Communications Corporation during the fourth quarter of 1995. The acquisitions and the distribution agreement are a direct result of our strategy to expand Restor's product offerings and position the Company to aggressively participate in the rapidly growing worldwide communications markets".

"We will continue to aggressively pursue acquisitions, technology licensing agreements and other strategic alliances in 1996 and the future that are accretive to our stockholders and that bring advanced technology and new products into the Company. AIT, a full service provider of Northern Telecom switching systems and related equipment acquired in mid-1995, Westec Communications, a manufacturer, installer and repair agent for wireless CATV and telecommunications products acquired in October 1995 and Comtech Sunrise, a manufacturer of intelligent telecommunications access products acquired in the first quarter of 1996, all contributed to the Company's improved performance during 1996. All three of these businesses have begun to benefit from Restor's financial strength, large telecommunications customer base, growing inventory of telecommunications products and broad range of circuit board repair services."

"In addition to the growth in our revenues base, we were also very successful in the first quarter of 1996 in further strengthening the Company's balance sheet. Approximately $3.9 million in interest-bearing notes due from stockholders as a result of an October 1995 warrant exercise program were collected in full during the quarter. In late March, the Company executed a new $10 million credit facility with its primary lender. The new facility consists of a $6 million line of credit and a $4 million term loan to be repaid in graduated quarterly payment through the year 2001."

Mr. Odom added, "We believe the Company is now well positioned financially and operationally to pursue additional internal and external growth opportunities in the worldwide telecommunications marketplace. The switching equipment business and expertise brought to the Company by AIT and Comtech Sunrise, sixteen years of wireless technology experience contributed by Westec, traditional repair, refurbishment and electronic manufacturing services of Restor, a solid balance sheet and a highly experienced board of directors and management team will allow us to offer low-cost, high quality, comprehensive product and service solutions to an increasing number of U.S. and international companies providing telecommunications, data and video services."

Restor Industries, Inc. is a value-added provider of low cost, high quality systems, products and services to the global communications marketplace. The Company's products and services include the sale of telephone switching systems and related intelligent access products such as T1 multiplexors and digital loop carriers; manufacture, sale, installation and repair of wireless data and video communications systems and equipment; refurbishment, repair and upgrade of telecommunications equipment and the sale of related parts; and contract manufacturing of circuit boards and electro-mechanical assemblies. The Company conducts its operations from facilities in Orlando, Florida; Lakeland, Florida; Dallas, Texas; Scottsdale, Arizona; Livermore, California and South Bend, Indiana.



Restor Industries, Inc. and Subsidiaries

Balance Sheet Information

                                                                                         March 31,                  December 31,
                                                                                            1996                        1996
                                                                                   ---------------------       -------------------
                                                                                                       (Unaudited)
ASSETS
Current Assets
         Cash and equivalents                                                     $            2,083,293       $         1,886,819
         Accounts receivable                                                                  10,081,971                 9,648,817
         Inventories                                                                           6,832,668                 4,549,721
         Notes receivable from stockholders                                                      ---                     3,879,728
         Unbilled revenue under customer contract                                                379,333                   379,333
         Prepaid expenses and other current assets                                               385,214                   309,034
                                                                                   ---------------------        ------------------
                  Total Current Assets                                                        19,762,479                20,653,452
Property and equipment                                                                         2,292,594                 2,062,749
Intangible assets                                                                              6,418,735                 5,084,184
Other assets                                                                                     884,980                   714,848
                                                                                   ---------------------        ------------------
                  Total Assets                                                     $          29,358,788        $       28,515,233
                                                                                   =====================        ==================

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
         Short-term debt                                                           $           2,406,933        $        5,385,220
         Accounts payable                                                                      3,764,365                 3,648,734
         Accrued payroll and benefits                                                            897,078                   731,659
         Other accrued liabilities                                                               962,986                   665,585
                                                                                   ---------------------        ------------------
               Total Current Liabilities                                                       8,031,362                10,431,198

Long-term debt                                                                                 3,600,000                 3,750,000
                                                                                   ---------------------        ------------------
                  Total Liabilities                                                           11,631,362                14,181,198
                                                                                   ---------------------        ------------------

Stockholders' Equity                                                                          17,727,426                14,334,035
                                                                                   ---------------------        ------------------

                  Total Liabilities and Stockholders' Equity                       $          29,358,788        $       28,515,233
                                                                                    ====================         =================





RESTOR INDUSTRIES, INC. and SUBSIDIARIES

Summary Financial Information

(Unaudited)


                                                                                                 Quarter Ended March 31
                                                                                             1996                      1995
                                                                                    -----------------           -----------------

Product revenues                                                                    $       8,354,310           $       1,555,810
Service revenues                                                                            4,038,935                   3,063,845
                                                                                    -----------------           -----------------

         Total Revenues                                                                    12,393,245                   4,619,655

Cost of products sold                                                                       6,188,321                   1,071,351
Cost of services                                                                            3,265,709                   2,500,383
Engineering and development                                                                   173,395                     138,884
Selling, general and administrative                                                         1,245,656                     532,310
Depreciation and amortization                                                                 309,632                     246,195
                                                                                    -----------------           -----------------
         Total Costs and Expenses                                                          11,182,713                   4,489,123
                                                                                    -----------------           -----------------

         Operating Income                                                                   1,210,532                     130,532

Net interest expense                                                                           16,679                     119,766
Other income                                                                                  (16,465)                   ---
                                                                                    ------------------          -----------------

         Net Income                                                                 $       1,210,318           $          10,766
                                                                                    =================           =================

         Net Income Per Common Share                                                $            .09            $         ---
                                                                                    =================            =================

         Weighted Average Shares Outstanding                                               13,548,727                   6,277,385
                                                                                    =================           =================




Restor Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 1996             By: /s/ Mark A. Gergel